ZEN GRAPHENE SOLUTIONS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

Francis Dube	Brian Bosse
Executive Chairman	Chief Financial Officer

ZEN GRAPHENE SOLUTIONS LTD.

1

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

	June 30,	March 31,
	2021	2021
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	4,479,612	3,091,549
Amounts and other receivables	195,411	119,349
Prepaids and deposits	250,678	174,480
Total current assets	4,925,701	3,385,378

Non-current assets
Property and equipment [note 3]	877,079	705,221
Exploration and evaluation assets [notes 4 and 9]	26,524,296	26,159,729
Total non-current assets	27,401,375	26,864,950
Total assets	32,327,076	30,250,328

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 5]	496,152	373,103
Current portion of lease liability [note 7]	128,730	122,452
Unit subscriber deposits	-	2,008,728
Deferred premium on flow-through shares	1,617	1,884
Total current liabilities	626,499	2,506,167

Non-current liabilities
Lease liability [note 7]	247,358	281,873
Total non-current liabilities	247,358	281,873
Total liabilities	873,857	2,788,040

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	48,318,711	43,801,952
Warrants [note 6(b)]	1,073,656	407,264
Share-based payment reserve [note 6(c)]	3,937,718	3,270,399
Shares to be issued [note 4]	472,500	472,500
Deficit	(22,349,366)	(20,489,827)
Total shareholders' equity	31,453,219	27,462,288
Total shareholders' equity and liabilities	32,327,076	30,250,328
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 12]
Subsequent Events [note 16]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on August 26, 2021.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2021	2020
(Stated in Canadian Dollars)	$	$

EXPENSES
Amortization [note 3]	71,551	5,231
Consulting fees	172,400	82,085
General and administrative [notes 9 and 14]	529,903	167,491
Investor relations and promotion	44,712	7,367
Professional fees	223,885	43,010
Stock-based compensation [notes 6(c) and 9]	821,850	107,812
Supplies and materials	52,020	29,686
Loss before the undernoted	1,916,321	442,682

Interest and other income	10,601	543
Premium on flow-through shares	267	30,176
Government grants [note 15]	45,914	55,636
Total other income	56,782	86,355

Net loss for the period, being total comprehensive loss for the period	1,859,539	356,327

Basic and diluted net loss per share [note 13]	0.02	-

See accompanying notes to the condensed interim unaudited financial statements

3

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2021	2020
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(1,859,539)	(356,327)
Items not affecting cash
Amortization [note 3]	71,551	5,231
Premium on flow-through shares	(267)	(30,176)
Stock-based compensation [note 6(c)]	821,850	107,812
	(966,405)	(273,460)
Net change in non-cash working capital balances [note 8]	(14,348)	296,296
Cash flows from operating activities	(980,753)	22,836

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(403,910)	(71,372)
Government assistance received [note 4]	72,349	38,091
Purchase of equipment	(243,409)	(5,100)
Cash flows from investing activities	(574,970)	(38,381)

FINANCING ACTIVITIES
Units issued [note 6(a)]	4,337,998	1,077,294
Unit issue costs [note 6(a)]	(63,364)	-
Unit subscriber deposits	(2,008,728)	-
Proceeds from stock options exercised [note 6(a)]	264,800	-
Proceeds from warrants exercised [note 6(a)]	441,317	-
Payments on lease liability	(28,237)	-
Cash flows from financing activities	2,943,786	1,077,294

Change in cash during the period	1,388,063	1,061,749
Cash, beginning of period	3,091,549	805,947
Cash, end of period	4,479,612	1,867,696

Supplementary disclosures - see note 8

See accompanying notes to the condensed interim unaudited financial statements

4

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Shares to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 6(a)]	1,795,491	934,889	142,405	-	-	-	1,077,294
Recognition of stock-based compensation [note 6(c)]	-	-	-	109,221	-	-	109,221
Stock options expired [note 6(c)]	-	-	-	(166,000)	-	166,000	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(356,327)	(356,327)
Balance as at June 30, 2020	82,201,282	41,146,625	473,820	1,542,830	472,500	(17,094,504)	26,541,271

Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 6(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs [note 6(a)]	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Stock options exercised [note 6(a)]	390,000	467,200	-	(202,400)	-	-	264,800
Warrants exercised [note 6(a)]	606,557	505,298	(63,981)	-	-	-	441,317
Recognition of stock-based compensation [note 6(c)]	-	-	-	869,719	-	-	869,719
Net loss and comprehensive loss for the period	-	-	-	-	-	(1,859,539)	(1,859,539)
Balance as at June 30, 2021	88,947,197	48,318,711	1,073,656	3,937,718	472,500	(22,349,366)	31,453,219

See accompanying notes to the condensed interim unaudited financial statements

5
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

1. NATURE OF BUSINESS AND GOING CONCERN

ZEN Graphene Solutions Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZENGuard coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These condensed interim unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the three months ended June 30, 2021. As at June 30, 2021, the Company had an accumulated deficit of $22,349,366 (March 31, 2021 - $20,489,827) and working capital of $4,299,202 (March 31, 2021 - $879,211). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. These financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2021, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2021.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2021 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

7
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

3. PROPERTY AND EQUIPMENT

For the three months ended June 30, 2021

Cost	Balance at			Balance at
	March 31			June 30
	2021	Additions	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	10,610	-	26,409
Equipment - Lab and Field	251,699	204,466	-	456,165
Computers	51,151	750	-	51,901
Computer software	19,846	3,121	-	22,967
Signage	4,917	-	-	4,917
Leasehold improvements	111,190	24,462	-	135,652
Right-of-Use Asset - building (i)	478,223	-	-	478,223
Total	934,264	243,409	-	1,177,673

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		June 30
	2021	period	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,325	5	-	1,330
Equipment - Office	14,501	596	-	15,097
Equipment - Lab and Field	89,881	18,314	-	108,195
Computers	38,890	650	-	39,540
Computer software	19,846	781	-	20,627
Signage	1,770	157	-	1,927
Leasehold improvements	37,063	11,305	-	48,368
Right-of-Use Asset - building (i)	25,767	39,743	-	65,510
Total	229,043	71,551	-	300,594

Carrying amounts	At March 31,			At June 30,
	2021			2021
	$			$
Equipment - Automotive	114			109
Equipment - Office	1,298			11,312
Equipment - Lab and Field	161,818			347,970
Computers	12,261			12,361
Computer software	-			2,340
Signage	3,147			2,990
Leasehold improvements	74,127			87,284
Right-of-Use Asset - building (i)	452,456			412,713
Total	705,221			877,079

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

3. PROPERTY AND EQUIPMENT (continued)

For the year ended March 31, 2021

Cost	Balance at			Balance at
	March 31			March 31
	2020	Additions	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	-	-	15,799
Equipment - Lab and Field	129,939	121,760	-	251,699
Computers	49,127	2,024	-	51,151
Computer software	538	19,308	-	19,846
Signage	4,917	-	-	4,917
Leasehold improvements	-	111,190	-	111,190
Right-of-Use Asset - building (i)	-	478,223	-	478,223
Total	201,759	732,505	-	934,264

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		March 31
	2020	year	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,296	29	-	1,325
Equipment - Office	14,177	324	-	14,501
Equipment - Lab and Field	49,426	40,455	-	89,881
Computers	35,824	3,066	-	38,890
Computer software	538	19,308	-	19,846
Signage	983	787	-	1,770
Leasehold improvements	-	37,063	-	37,063
Right-of-Use Asset - building (i)	-	25,767	-	25,767
Total	102,244	126,799	-	229,043

Carrying amounts	At March 31,			At March 31,
	2020			2021
	$			$
Equipment - Automotive	143			114
Equipment - Office	1,622			1,298
Equipment - Lab and Field	80,513			161,818
Computers	13,303			12,261
Computer software	-			-
Signage	3,934			3,147
Leasehold improvements	-			74,127
Right-of-Use Asset - building (i)	-			452,456
Total	99,515			705,221

(i) The Company's right-of-use leased asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to depreciate the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Depreciation expense on this leased asset for the three months ended June 30, 2021 was $39,743 (2020: $nil).

9
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

4. EXPLORATION AND EVALUATION ASSETS

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2021	25,065,071	1,094,658	26,159,729

For the three months ended June 30, 2021	26,159,729	364,567	26,524,296

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at June 30, 2021 (March 31, 2021 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the three month period ended June 30, 2021 totaled $72,349 (2020: $38,091).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2021	2021
	$	$

Trade payables	471,152	348,103
Accrued liabilities	25,000	25,000
	496,152	373,103

10
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the three month period ended June 30, 2021, the Company completed the following share capital transactions:

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years. Unit issue costs associated with this private placement totaled $102,343 of which $38,979 was settled through the issuance of 15,592 shares.

A total of 390,000 common shares were issued upon exercise of 390,000 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $264,800. The carrying value of the options, being $202,400, was removed from Share-based payment reserve and added to share capital.

A total of 606,557 common shares were issued upon exercise of 606,557 warrants at exercise prices ranging from $0.50 to $0.80 per warrant for total proceeds of $441,317. The carrying value of the warrants, being $63,981, was removed from warrants and added to share capital.

During the three month period ended June 30, 2020, the Company completed the following share capital transactions:

On June 26, 2020, in the first tranche of a private placement, a total of 1,795,491 units were issued at $0.60 per unit for gross proceeds of $1,077,294. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years.

11
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of June 30, 2021 are as follows:

	Exercise	Grant Date	June 30,
	Price	Fair Value	2021
Expiry Date	$	$	#
September 12, 2021	0.50	106,860	1,292,142
December 19, 2021	0.50	1,301	13,013
June 26, 2022	0.80	235,122	1,482,253
April 8, 2023	3.00	730,373	867,598
		1,073,656	3,655,006

The following is a summary of warrants activity for the periods ended June 30, 2021 and March 31, 2021:

	Three months ended		Year ended
	June 30, 2021		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	3,393,965	0.67	3,293,976	0.58
Granted	867,598	3.00	1,708,337	0.80
Exercised	(606,557)	0.73	(1,608,348)	0.62
Expired	-	-	-	-
Balance, end of period	3,655,006	1.22	3,393,965	0.67

12
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On April 8, 2021, the Company issued 867,598 share purchase warrants as part of a private placement financing with an exercise price of $3.00 and an expiry date of April 8, 2023. The grant date fair value of these warrants was $0.84. The remaining contractual life of the warrants issued and outstanding at June 30, 2021 was 1.77 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 97%; risk-free interest rate of 0.31%; and expected life of 2 years.

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The grant date fair value of these warrants was $0.16. The remaining contractual life of the warrants issued and outstanding at June 30, 2021 was 0.99 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at June 30, 2021 was 0.20 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at June 30, 2021 was 0.47 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 6,881,667 options are outstanding as at June 30, 2021.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the three month period ended June 30, 2021, the Company issued the following stock options:

On April 13, 2021, the Company issued 50,000 stock options to a consultant with an exercise price of $1.76 per share and an expiry date of April 13, 2023. The grant date fair value of these stock options was $0.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 2 years. The vesting period of the options granted to the consultant is as follows: 100% at August 13, 2021.

On April 13, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $1.76 per share and an expiry date of April 13, 2026. The grant date fair value of these stock options was $1.16. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023.

On June 30, 2021, the Company issued 150,000 stock options to a consultant with an exercise price of $3.50 per share and an expiry date of June 30, 2024. The grant date fair value of these stock options was $2.01. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 93%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

14
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the three month period ended June 30, 2020, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

The Company's computation of expected volatility for the three months ended June 30, 2021 and 2020 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2021	2020
	$	$

Stock-based compensation expense	821,850	107,812
Exploration and evaluation assets	47,869	1,409
	869,719	109,221

15
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the periods ended June 30, 2021 and March 31, 2021 are summarized as follows:

	Three months ended		Year ended
	June 30, 2021		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	7,021,667	1.13	4,775,000	0.55
Granted	250,000	2.80	3,100,000	1.94
Exercised	(390,000)	0.68	(653,333)	0.57
Expired	-	-	(200,000)	1.67
Balance, end of period	6,881,667	1.21	7,021,667	1.13

At June 30, 2021, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
April 13, 2023	1.76	50,000	-	46,000	1.79
July 3, 2023	0.50	1,350,000	1,350,000	405,000	2.01
August 13, 2023	0.53	800,000	800,000	264,000	2.12
November 14, 2023	0.40	100,000	100,000	26,000	2.38
December 9, 2023	1.64	250,000	83,333	227,500	2.44
December 30, 2023	3.32	425,000	141,667	816,000	2.50
June 30, 2024	3.50	150,000	50,000	301,500	3.00
July 17, 2024	0.40	1,225,000	1,225,000	208,250	3.05
December 10, 2024	0.40	90,000	90,000	17,100	3.45
May 8, 2025	0.40	600,000	483,333	132,000	3.86
May 16, 2025	0.40	100,000	66,667	24,000	3.88
July 6, 2025	0.68	66,667	-	27,333	4.02
July 24, 2025	0.63	150,000	50,000	57,000	4.07
October 6, 2025	0.75	400,000	266,667	180,000	4.27
November 24, 2025	1.77	75,000	75,000	85,500	4.41
December 30, 2025	3.32	1,000,000	666,667	2,150,000	4.50
April 13, 2026	1.76	50,000	16,667	58,000	4.79
		6,881,667	5,465,001	5,025,183	3.09

16
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

7. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its future corporate headquarters and current manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted lease which expires on January 31, 2024 and carries an estimated interest rate of 20% (the Company's estimated incremental borrowing rate). The lease liability for the periods ended June 30, 2021 and March 31, 2021 is as follows:

	June 30,	March 31,
	2021	2021
	$	$

Lease liability	376,088	404,325
Less: current portion	(128,730)	(122,452)
Long-term portion	247,358	281,873

Interest expense recognized on the lease liability for the three months ended June 30, 2021 was $19,913 (2020: $nil) which is included under general and administrative expenses on the statement of loss and comprehensive loss.

17
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

8. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	June 30,	June 30,
	2021	2020
	$	$
Amounts and other receivables	(76,062)	28,594
Prepaids and deposits	(76,198)	(3,617)
Accounts payable and accrued liabilities	137,912	271,319
	(14,348)	296,296

Supplementary disclosures:

Change in accrued exploration property expenditures	$(14,863)	$64,977

Stock-based compensation charged to exploration and evaluation assets	$47,869	$1,409

9. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the three month periods ended June 31, 2021 and 2020 were as follows:

	2021	2020
	$	$

Short-term benefits	220,000	149,204
Stock-based compensation	569,826	57,182
	789,826	206,386

Included in the short-term benefits figure above is an amount of $45,000 (2020 - $45,000) which has been recorded as an increase to the exploration and evaluation assets.

As part of the private placement issued during the three months ended June 30, 2021 as disclosed in note 6(a), officers and directors of the Company purchased 36,000 units for gross proceeds of $90,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 12(b).

18
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada, as well as intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the three month period ended June 30, 2021.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

ii) Cash

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

19
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

10. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2021, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

11. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the three months ended June 30, 2021 and the year ended March 31, 2021.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

20
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

12. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has an employment agreement with its President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

The Company has an employment agreement with its Chief Financial Officer. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

The Company has an employment agreement with its Executive Chairman. The current salary level for the individual pursuant to the employment agreement is $150,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of June 30, 2021, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

21
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

12. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $13,000 in qualifying exploration and evaluation expenditures on or before December 31, 2021. The Company has indemnified the subscribers of current and previous flow-through share offerings against any tax related amounts that may become payable by the subscribers as a result of the Company not meeting the expenditure commitment.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

13. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended June 30, 2021 is 88,086,633 (2020: 80,455,351). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 10,536,673 (June 30, 2020: 9,716,722).

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months
	Ended	Ended
	June 31,	June 31,
	2021	2020
	$	$
Salaries and benefits	329,738	93,184
Meals and entertainment	7,139	4,305
Transfer agent fees	19,776	4,594
Accommodations	-	5,140
Investor communications	25,621	5,953
Travel	17,496	5,025
Occupancy and office expenses	130,133	49,290
	529,903	167,491

22
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

15. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

16. SUBSEQUENT EVENTS

On July 23, 2021, 25,000 stock options were issued to an employee under the stock option plan described in Note 6(c). The stock options have an exercise price of $3.10 per share. The options granted to the employee expire on July 23, 2024 and have a vesting period as follows: 1/3 at July 23, 2021; 1/3 at July 23, 2022; 1/3 at July 23, 2023.

Subsequent to the three month period ended June 30, 2021, a total of 43,333 stock options and 199,405 share purchase warrants were exercised at prices ranging from $0.40 to $0.80 per option/warrant resulting in proceeds of $132,619 to the Company.